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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            001-12515
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One)  [X] Form 10-K  __ Form 20-F __ Form 11-K   Form 10-Q  __ Form N-SAR

                 For Period Ended: December 31, 2004
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

OM Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

127 Public Square, 1500 Key Tower
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Address of Principal Executive Office (STREET AND NUMBER)

Cleveland, OH 44114-1221
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

__       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
10-Q,   N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

As previously publicly announced, the Company is restating its financial statements for the years ended December 31, 1999-2002, and the first three quarterly periods in 2003. This restatement process has resulted in a delay in the Company filing its required SEC reports, including its Form 10-K for the year ended December 31, 2003. On February 28, 2005, the Company announced that it anticipates filing its delayed 2003 Form 10-K during March 2005.

The Company also announced on February 28, 2005 that, due to the amount of time and resources it has been required to dedicate to the restatement process, the Company did not anticipate being able to file its Form 10-K for the year ended December 31, 2004 by the prescribed due date. This Notification of Late Filing is made for the purpose of confirming that such 2004 Form 10-K was not filed by the prescribed due date. The Company intends to file its 2004 Form 10-K as promptly as is practicable, but does not expect such filing to be made by March 31, 2005.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         R. Louis Schneeberger             216                 781-0083
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         __  Yes   X  No

         Form 10-K - Year ended December 31, 2003
         Form 10-Q - Quarter ended March 31, 2004
         Form 10-Q - Quarter ended June 30, 2004
         Form 10-Q - Quarter ended September 30, 2004

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The results for the year ended December 31, 2004 are expected to be significantly different from those to be reported for 2003, when the Company's 2003 Form 10-K is filed later in March 2005, for the following reasons:

         -- Metal prices for cobalt and nickel were significantly higher throughout 2004 compared to 2003, which had a favorable impact on the Company's results of operations.

         -- 2003 includes restructuring charges related to the Company's continuing operations.

         -- 2003 includes a gain on the sale of the Company's Precious Metals business.


Since the 2003 Form 10-K, which will contain restated financial statements for the first three quarterly periods of 2003, has not yet been filed with the SEC, and since the Company has not yet finalized and publicly released its earnings for the fourth quarter and full year 2004, it is not possible at this time to reasonably estimate or discuss further any changes in the results of operations between the years 2003 and 2004.


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                                 OM Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 17, 2005                     By /s/ R. Louis Schneeberger
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